

August 6, 2018

Robert E. Trautmann, Esq.
Senior Executive Vice President and General Counsel
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

  Re: People's United Financial, Inc.
    Registration Statement on Form S-4
    Filed July 25, 2018
    File No. 333-226342

Dear Mr. Trautmann:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Financial Services